Exhibit 99.2

GLOBUS MARITIME LIMITED

August 2, 2016

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece on September 8, 2016 at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect one Class III director to serve until the 2019 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2016 (“Proposal Two”); and

3.	To approve an amendment to the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) one-for-10, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time after approval of the amendment, and to authorize the Company’s Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Three requires the affirmative vote of a majority of the Company’s common shares issued and outstanding and entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 8, 2016

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Annual Meeting of Shareholders”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Athens, on September 8, 2016 at 11:00 a.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III director to serve until the 2019 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2016 (“Proposal Two”);

3.	To approve an amendment to the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) one-for-10, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time after approval of the amendment, and to authorize the Company’s Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on July 15, 2016 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Annual Meeting of Shareholders or any adjournment thereof.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Annual Meeting of Shareholders.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting of Shareholders and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

The Company’s 2015 Annual Report on Form 20-F (the “2015 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2015, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2015 Annual Report, free of charge upon request.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2015 Annual Report, can also be found at http://globusmaritime.agmdocuments.com/agm2016.html

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 2, 2016

GLOBUS MARITIME LIMITED

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 8, 2016

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece, on September 8, 2016 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 2, 2016.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 15, 2016 (the “Record Date”), the Company had outstanding 10,410,987 common shares, par value $0.004 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the

Shareholders Meeting to be Held on September 8, 2016

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS III DIRECTOR

The Company currently has four directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class III directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated each of Mr. Georgios Feidakis and Mr. Amir Eilon both Class III directors, for re-election as directors whose term would expire at the 2019 annual meeting of shareholders. However, Mr. Amir Eilon has decided not to run for another term, due to other business matters that will occupy his time that he would otherwise be using to focus on the Company. The Company will seek in due course a qualified Director to fill Mr. Eilon’s vacancy.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Georgios Feidakis	65	Class III Director

Georgios (“George”) Feidakis, a Class III director, is our co-founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2016. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF
INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

General. The Company’s Board of Directors has determined that the Company should effect a reverse stock split of its issued and outstanding Common Shares by a reverse stock split ratio of up to (and including) one-for-10, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new Common Shares in accordance with the reverse split ratio, which shall be determined by the Board of Directors in its discretion. If the shareholders approve this Proposal Three, the Board of Directors of the Company or a committee thereof will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select an approved reverse stock split ratio and effect the approved reverse stock split and the date and time to effect the reverse stock split. The Company is seeking approval from the shareholders to effect the reverse stock split and to approve an amendment, substantially in the form attached hereto as Appendix I, to the Company’s Articles of Incorporation to effect the reverse stock split. The following description is qualified in its entirety by reference to Appendix I. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Purpose. The reverse stock split is intended to increase the per share trading value of our Common Shares. The Board of Directors intends to effect the proposed reverse stock split only if it believes that a decrease in the number of shares of our Common Shares outstanding is likely to improve the trading price of the Common Shares, and only if the implementation of a reverse stock split is determined by our Board of Directors (or a committee thereof) to be in the best interests of the Company and its shareholders.

The Company believes that by effecting the reverse stock split, the Company will be better able to maintain compliance with the Nasdaq Capital Market’s minimum bid price requirement. The Nasdaq Capital Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that our Common Shares have a minimum closing bid price that is greater than or equal to $1.00 per share. We received a notice from Nasdaq Stock Market LLC indicating that we were no longer in compliance with this requirement because the closing bid price of our Common Shares over a period of 30 consecutive business days was less than $1.00 per share. As of August 2, 2016, we continue to not be in compliance with this requirement. We believe that by effecting a reverse stock split, we will be better able to maintain compliance with this listing requirement in the future.

In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate these concerns. By effecting a reverse stock split, we believe we may be able to raise the price of our Common Shares to a level where the Common Shares could be viewed more favorably by potential investors.

The combination of maintaining our listing on the Nasdaq Capital Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity and price of our Common Shares. In addition, because the number of authorized Common Shares, which is currently 500,000,000, under our Articles of Incorporation, would not decrease in accordance with the selected exchange ratio of the reverse stock split, if implemented, the reverse stock split would decrease the number of issued and outstanding shares of Common Shares and thus provide us with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

You should consider that, although our Board of Directors believes that a reverse stock split would likely increase the price of our Common Shares, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company’s shares of common stock may in fact not change in value, or could even decline in value, after a reverse stock split. You should also keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of our business or a shareholder’s proportional ownership in our company (subject to changes based on the fractional shares discussion below). However, should the overall value of our Common Shares decline after the proposed reverse stock split, then the actual or intrinsic value of the Common Shares held by you will also proportionately decrease as a result of the overall decline in value.

The Board of Directors may effect only one reverse split in connection with this Proposal Three. The Board of Directors believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board of Directors with maximum flexibility to achieve the purposes of the reverse stock split. In addition, the Board of Directors reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this Proposal Three is not in the best interests of the Company and its shareholders.

Fractional Shares. No fractional Common Shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price per Common Share on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board of Directors. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Authorized Common Shares and Par Value. The reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company’s authorized number of Common Shares, which is currently 500,000,000 Common Shares under the Company’s Articles of Incorporation, will not decrease in accordance with the reverse stock split, effecting a reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

Material U.S. Federal Income Tax Consequences. The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasure regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional Common Share);

•	The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Shares surrendered in the exchange;

•	The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•	Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 28%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split. As soon as practicable after the effective date of the reverse stock split, the Company’s shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Computershare, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new share certificates will be issued to shareholders, and any shareholder submitting a stock certificate will receive uncertificated shares in return. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding their shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.

Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote. Approval of Proposal Three will require the affirmative vote of a majority of the total number of Common Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE, THE APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 2, 2016

APPENDIX I

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

PURSUANT TO SECTION 90 OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Athanasios Feidakis, as the Chief Executive Officer of Globus Maritime Limited, a Marshall Islands corporation (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Globus Maritime Limited

2.	The Company was formed under the laws of Jersey on July 26, 2006 in Jersey and domesticated as a Corporation into Marshall Islands and filed its Articles of Incorporation filed with the Registrar of Corporations as of November 24, 2010.

3.	Article III of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph at the end thereof:

“Reverse Stock Split. As of the commencement of business on [INSERT FIRST BUSINESS DAY AFTER FILING] (the “Reverse Stock Split Effective Date”), each [ ] Common Shares issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable Common Share without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that shareholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per Common Share on NASDAQ on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented Common Shares (“Old Certificates”), shall thereafter represent that number of Common Shares into which the Common Shares represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of Common Shares authorized to be issued or the par value of the Common Shares. The stated capital of the Corporation shall be reduced from $41,643.948 to $[         ], which may be further adjusted for the cancellation of fractional shares, and the reduction of $[____], which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus. No change was made to the number of registered shares of Class B Shares or Preferred Shares the Corporation is authorized to issue or to the par value of Class B Shares or Preferred Shares.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of the Company’s common shares issued and outstanding and entitled to vote at the meeting of shareholders.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Articles of Incorporation on this _________day of_____________.

Name: Athanasios Feidakis
Title: Chief Executive Officer